Mail Stop 6010							December 29, 2005

Johnny Lee
President
Amerasia Khan Enterprises, Ltd.
353 West 7th Avenue
Vancouver, BC
Canada V5Y 1M2

Re:	Amerasia Khan Enterprises, Ltd.
	File No. 333-130084
	Filed December 2, 2005

 Dear Mr. Lee:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.
2. In your response letter, please state our comment and then explain each change that has been made in response to a comment. In addition, you should also reference each page number in which disclosure has been revised in response to a comment so that we can easily place your revised disclosure in its proper context.

Summary of prospectus, p.3
Business Summary, p. 3
3. The summary needs to be rewritten substantially to explain your business model. For example, it is unclear what functions you provide and what functions are provided by Artora. You indicate that
Artora is a customer of yours and will purchase exclusively from you.
However, you also say that through Artora, you have rented regalia to three different high schools. These statements do not clearly indicate the source of the company`s revenue and the relationship between you and Artora. Does the company obtain revenue when Artora purchases from the company or is Artora simply a broker who generates revenue on your behalf by contracting with the high school? While these issues are disclosed with more clarity in the Business section, you should briefly address them in the Summary as well.

As another example, you make reference to a distribution chain? What distribution chain does the company have? If you are referring to Artora, then you should make this point explicitly.
4. In the second paragraph, you state that you "design, develop, market, distribute and sell academic regalia." From the discussion in your document, it appears that you sell academic regalia but you have not described your design, development, marketing or distribution activities. Please revise to describe your activities in these areas or revise the statement accordingly. You should also add disclosure to this statement that explains your limited experience in performing these functions to avoid investor confusion.
5. We note that you are referring to Artona Group as "Our First Principal Customer." The use of a defined term in this instance is not necessary and you should simply refer to Artona Group by its proper name.
6. Please revise to identify Artona Group as a company specializing in graduation photography.
7. We note that your June 15, 2005 agreement with Artona required them to purchase and/or rent additional quantities of regalia over the next four years. Please revise to clarify whether you are their exclusive provider under the agreement. Similarly, revise the discussion of the agreement in the Business section.
8. Please explain the meaning of the following statement: "We will actively pursue additional contracts with schools alongside our customers ..." If this means that you will attempt to distribute your products directly to schools without the use of Artona or another company acting in a similar capacity, then revise to make this clear.
9. Throughout your filing, you have described your agreement with Artona as an agreement to sell and/or rent products. Please describe the experience to date and your expectations. Has Artona rented or purchased regalia? Do you expect that Artona will continue the same practice and how will your revenues/profits be affected if it does not?
10. You have indicated that you do not consider yourself to be a blank check company. Supplementally, please provide us with your analysis of Rule 419(a)(2) and explain your position in that analysis.

Offering by selling shareholders, p. 3
11. You have referenced "Offering price per share by company and selling shareholders." However, it does not appear that the company is offering shares in this offering. Please explain.

Summary of Financial Data, p. 4

12. Your Statements of Operations data appears to include only revenue and expenses. Please disclose your net loss and loss per share for each period presented.

Risk Factors, p. 5
General
13. Please delete the following text from the introduction. "The risks described below are not the only ones facing the company. Additional risks not presently known to us may also impair our business operations." It is not appropriate to reference risks that are not disclosed and described.
14. Please revise the disclosure for each risk factor to include a separate heading that briefly identifies the risk and potential consequences.

Risks related to a development stage company, p. 5
15. In risk factor 1, in addition to disclosing operating expenses, you should disclose your accumulated deficit as of September 30.
16. In risk factor 2, you have described potential problems the company may face in operations. We note that in the summary section of the registration statement, you indicated that you wanted to test different aspects of operations. To the extent that you encountered any difficulties when you ran those tests, you should disclose those problems explicitly in this risk factor.
17. In risk factor 4 you state that you anticipate you will incur increased operating expenses without realizing any revenues. Please revise this discussion to describe the nature of the expected increased expenses. Additionally, revise Management`s Discussion and
Analysis and/or Plan of Operation to describe these expected increases in more detail.

Risks related to our products, p. 6
18. Please expand your disclosure to provide more context for the risks you are describing. For example, please explain what you mean when you say "Should the trend steer away from quality..."
19. In risk factor 7, you reference introducing other products. However, in your summary you did not indicate any plans for offering products beyond regalia. If you have such plans, you should briefly disclose them in the summary and provide a more detailed discussion in the Business section. If there are no such plans, please consider whether the risk factor is material.

Risks related to employees and management, p. 6
20. In risk factor 9, if you have any reason to believe that either
Mr. Ho or Mr. Lee may be leaving the company for any reason, you should disclose that information in the registration statement.
21. If you expect to hire additional employees in the near future, these plans should be described.

Risks related to ineffective marketing and other market factors, page
7
22. We note your statement that you sell your product to independent photographers, photography studios and schools, colleges and universities. Please revise to describe the current state of your operations or revise to clarify that this is your strategic plan.

Risks related to competition, p 8
23. Please expand this disclosure significantly to describe who your competitors are and provide a brief description of their position in the marketplace. Please be more specific when you say that the market is intensely competitive and fragmented. Please also be more specific in describing the advantages possessed by competitors. As one example only, if there are competitors with sophisticated distribution systems that are cheaper or otherwise more efficient than those of the company, then you should disclose this fact explicitly instead of referring to greater distribution capabilities generically.


Risks related to manufacturing in a foreign country, p. 8
24. If your agreement with your contract manufacturer is a material agreement for the company, you should file it as an exhibit to the registration statement and describe the material terms of the agreement in the Business section. In addition, instead of referring to your contract manufacturer generically, you should mention them by name. If you do not believe you are substantially dependent on this agreement, please provide us with an analysis supporting your conclusion. If you do not have an agreement with this manufacturer and purchase products on a purchase order basis, please revise to include this information.

Risks relating to lack of dividends, p. 9
25. Please describe the risks associated with not paying dividends.

Risks relating to this offering, p. 10
26. Please revise paragraph 26 to clearly state that your stock is a penny stock.

Directors, Executive officers and control persons, p. 19
Significant employees
27. Please clarify the relationship between Mr. Lee and the company after the termination of the Management Agreement. Are there any functions that Mr. Lee was performing prior to termination that he is no longer performing?

Certain relationships and related transactions, p. 24
28. Please explain how the conversion price was determined for the shares that Messrs. Lee and Ho received in exchange for their notes.
Please disclose whether the conversion occurred on the same terms as would have been available to non-affiliated purchasers.
29. We note that the conversion rate in June negotiated with Messrs.
Lee and Ho was $0.001 per share. We also note that the company sold stock to investors later in that month at $0.025 per share, which suggest stock appreciation of 25 times the valuation of the shares converted in June. Please disclose any facts or circumstances that substantiate this appreciation.
30. Please file any documents relating to the transactions described as exhibits to the registration statement.
31. With regard to the notes payable you have listed, please disclose whether the notes are secured or unsecured.

Business, p. 25
Company Overview, p. 25
32. Please explain what you mean when you say, "we intend to actively pursue additional customers beyond our First Principal Customer, placing further orders for products upon expansion of customer base."

Employees, p. 26
33. You should disclose the fact that your agreement with Mr. Lee is terminated.

Management`s Discussion and Analysis and/or Plan of Operation, p.
28
34. Please revise to provide a more detailed discussion of your plan of operation. Your discussion should address your expected increases in expenses and how you expect to incur these expenses without raising additional capital. This discussion should be quantified to the extent practicable.

Critical Accounting Policies, page 29

35. Please refer to your disclosures regarding your inventory accounting policy. Please revise your disclosure to clarify whether you are referring to inventory or rental assets. We note you disclose no amounts for inventory on your balance sheet. In addition, please revise your disclosure to explain what you mean by non-current and how you can estimate its value based on your limited historical sales trends.

Where you can find more information, p. 35
36. You have the incorrect address for the Securities and Exchange Commission. The new address is 100 F Street, NE, Washington DC
20549.
Signature Page
37. Your signature page must include the signature of your Chief
Accounting Officer.

Financial Statements, page 34
Interim Financial Statements, page F-1
Statements of Operations, page F-2

38. It appears from your disclosure that depreciation of rental assets is not classified in gown rental expenses. Please revise your disclosure to reclassify the appropriate amounts to gown rental expenses. Alternatively, expand the gown rental expenses caption to include parenthetical disclosure indicating that depreciation related to rental assets is excluded and disclose such excluded amounts. Please refer to SAB Topic 11:B.

Statements of Cash Flows, page F-3

39. Please explain to us why the "advanced - related party" line item
qualifies for treatment as an operating cash flow under paragraphs
21
through 24 of SFAS 95.  In your response, please tell us why this item is not classified along with your shareholder advances as a financing cash flow under paragraphs 18 though 20 of SFAS 95.

Note 4 - Commitments, page F-4

40. Please revise your disclosure, here and throughout your filing, to clarify whether the suspension of your management services agreement merely defers payment for consulting fees that continue to be earned after June 30, 2005. We note that Mr. Lee is continuing to provide services.

Annual Financial Statements, page F-5
Note 1 - Summary of Accounting Policies, page F-10
Rental Assets, page F-10

41. It would appear that depreciation of rental assets should begin when the assets are available for rent, not upon the first rental. Please revise your policy disclosure or explain to us your basis under GAAP for deferring depreciation expense. Tell us what impact this change in accounting will have on your historical financial statements.

Revenue Recognition, page F-10

42. We note from your Prospectus Summary on page 3 and your Description of Business on page 25 that you may either rent or sell your regalia in the future. Please revise your disclosure to clearly indicate your revenue recognition policy for each revenue stream, rentals and sales. As it appears that your agreement with Artona Group, Inc. provides for the sharing of gross rental profit, please clarify how the calculation of rental profits is determined and whether the agreement refers to your rental profit or the rental profit of your customer. Please ensure that your policy addresses the recognition of contingent rental income or consideration given to a customer, as appropriate. In addition, we note from your disclosure in MD&A on page 30 that you accrue for estimated sales returns and allowances in the period which revenue is recognized. Please disclose your sales returns policy and how you can reasonably estimate returns as required by paragraphs 6f and 8 of SFAS 48. Please revise your critical accounting policy disclosure, accordingly.

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

****

You may contact Mark Brunhofer at (202) 551-3638 or Don Abbott, at
(202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Zafar
Hasan
at (202) 551-3653 or me at (202) 551-3715 with any other
questions.
      Sincerely,



      Jeffrey Riedler
   Assistant Director

   cc:	Cane Clark
   	3723 East Warm Springs Rd
   	Las Vegas, NV 89120
   	F: 702-944-7100

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